February 2, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sara von Althann

Re:	Steadfast Apartment REIT III, Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed December 22, 2015 File No. 333-207952

Dear Ms. von Althann:

On behalf of Steadfast Apartment REIT III, Inc. (the “Company”), we hereby respond as follows to the verbal comments of the Staff of the Securities and Exchange Commission (the “Commission”) as provided on February 2, 2016 regarding Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333‑207952) (the “Registration Statement”), as filed on December 22, 2015 in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

Comment 1: Please clarify the disclosure regarding the distribution and shareholder servicing fee and 10% cap on total underwriting compensation.
Response: The Company revised the disclosure under the section captioned “Questions and Answers about this Offering – Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” on page 2 of the Prospectus portion (the “Prospectus”) of Pre-Effective Amendment No. 2 to the Registration Statement, which is transmitted herewith, under the section captioned “Description of Capital Stock – Common Stock – Class T Shares” on page 130 of the Prospectus, and under the section captioned “Plan of Distribution – Dealer Manager and Participating Broker-Dealer Compensation and Terms” on page 168 of the Prospectus to clarify that total selling commissions, dealer manager fees, distribution and shareholder servicing fees and other elements of underwriting compensation would be approximately 10% of gross offering proceeds from the sale of shares in the Company’s primary offering.

Comment 2: Please submit an unmarked copy of the revised estimated use of proceeds table.

Response: The Company sent the Commission an unmarked copy of the revised Estimated Use of Proceeds tables via electronic mail. Such unmarked Estimated Use of Proceeds tables can be found in the Prospectus under the section captioned “Estimated Use of Proceeds” beginning on page 51 thereof.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

cc:	Ana Marie del Rio, Esq.
Lindsey L.G. Magaro, Esq.